Terreno Realty Corporation

101 Montgomery Street, Suite 200

San Francisco, CA 94104

January 10, 2013

VIA EDGAR

Mr. Thomas Kluck, Branch Chief

Ms. Jennifer Monick, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Terreno Realty Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 1-34603

Dear Mr. Kluck and Ms. Monick,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2011 of Terreno Realty Corporation (the “Company”), as set forth in your letter (the “Comment Letter”) dated December 27, 2012 to Michael A. Coke, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the year ended December 31, 2011

Item 2. Properties, page 27

Comment No. 1

We note that approximately 23 percent of your leases will expire in 2013. In future Exchange Act reports, please discuss the relationship between market rents and rents from your expiring leases.

Response to Comment No. 1

In response to the Staff’s comment, the Company intends to include disclosure in future Exchange Act reports comparing the rents on expiring leases to market rents for the same space. The Company currently expects that, in future Exchange Act reports, the disclosure that it intends to include will be substantially in the form of the following example:

“Our ability to re-lease or renew expiring space at rental rates equal to or in excess of current rental rates will impact our results of operations. As of December 31, 201X, leases representing approximately xxx% of the total rentable square footage of our portfolio are scheduled to expire during the year ending December 31, 201X. In general, we continue to see improving demand for industrial space in most of our markets. We currently expect that on average, the rental rates we are likely to achieve on any new (re-leased) or renewed leases for our 201X expirations will generally be flat to slightly lower than the rates currently being paid for the same space. Our past performance may not be indicative of future results, and we cannot assure you that leases will be renewed or that our properties will be re-leased at all or at rental rates equal to or slightly below the current average rental rates. Further, re-leased/renewed rental rates in a particular market may not be consistent with rental rates across our portfolio as a whole and re-leased/renewed rental rates for particular properties within a market may not be consistent with rental rates across our portfolio within a particular market, in each case due to a number of factors, including local real estate conditions, local supply and demand for industrial space, the condition of the property, the impact of leasing incentives, including free rent and tenant improvements and whether the property, or space within the property, has been redeveloped.”

Comment No. 2

We note that many of your leases are triple-net leases. In future Exchange Act reports, please discuss how you monitor tenant credit quality and identify any material changes in quality.

Response to Comment No. 2

In response to the Staff’s comment, the Company confirms that it will enhance its disclosure in future Exchange Act reports regarding how we monitor tenant credit quality and identify any material changes in quality.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Property Acquisitions, pages 41 and 42

Comment No. 3

We note your disclosure related to the amortization period of below market leases. It appears that your disclosure addresses a scenario where the leases do not include a bargain renewal option. In future filings, please expand your policy disclosure to address bargain renewal options. Additional, apply this comment to the footnotes of your financial statements. Please provide us an example of your proposed disclosure.

Response to Comment No. 3

In response to the Staff’s comment, the Company confirms that in future filings we will expand our accounting policy disclosure in the critical accounting policies section and in the footnotes to the Company’s financial statements as follows:

“The fair value of the above and below market leases is based on the present value of the difference between the contractual amounts to be received pursuant to the acquired leases (using a discount rate that reflects the risks associated with the acquired leases) and the Company’s estimate of the market lease rates measured over a period equal to the remaining term of the leases plus the term of any below market fixed rate renewal options. The above and below market lease values are amortized to rental revenues over the remaining initial term plus the term of any below market fixed rate renewal options that are considered bargain renewal options of the respective leases.”

Financial Statements

Consolidated Statements of Operations, page F-3

Comment No. 4

We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response to Comment 4

In response to the Staff’s comment, the Company acknowledges the guidance in FASB ASC 260-10-45-5. The Company will not include dividends declared per common share on the face of its Consolidated Statements of Operations in its future filings.

* * *

As requested in the Comment Letter, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (415) 655-4582 or Jaime J. Cannon, Senior Vice President at (415) 655-4593.

Sincerely,

/s/ Michael A. Coke

Michael A. Coke President and Chief Financial Officer Terreno Realty Corporation.

cc:	Jaime J. Cannon

     Senior Vice President

Scott Chase, Esq.

     Goodwin Procter LLP

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